UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

METALICO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591176102

(CUSIP Number)

May 4, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591176102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). RFE Investment Partners V, L.P. 06-1408380

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 709,961

	6.	Shared Voting Power None.

	7.	Sole Dispositive Power 709,961

	8.	Shared Dispositive Power None.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,961

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 591176102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). RFE Associates V, L.P. 06-1408390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 709,961

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 709,961

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,961

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 591176102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). RFE Management Corp. 22-2465998

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 709,961

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 709,961

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,961

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 591176102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). Michael J.Foster

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 709,961

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 709,961

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,961

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 591176102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). James A. Parsons

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 709,961

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 709,961

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,961

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 591176102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). Howard C. Landis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power None.

	6.	Shared Voting Power 709,961

	7.	Sole Dispositive Power None.

	8.	Shared Dispositive Power 709,961

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 709,961

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)           Name of Issuer:   Metalico, Inc.

(b)           Address of Issuer’s principal executive offices:

186 North Avenue East
Cranford, NJ  07016

Item 2.

(a)           Names of persons filing:  See Cover Pages, Item 1.

(b)           Address or principal business office or, if none, residence:

c/o RFE Management Corp.
36 Grove Street
New Canaan, CT  06840

(c)           Citizenship:  See Cover Pages, Item 4.

(d)                              Title of class of securities:   Common Stock (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1))

(e)           CUSIP No.:   591176102

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership

See Cover Pages, Items 5 through 11.

Amounts shown as beneficially owned include shares of Common Stock issuable upon conversion of the Issuer’s preferred stock, $0.001 par value per share (“Preferred Stock”), held by RFE Investment Partners V, L.P. (“RFE V”).  The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 15,238,899 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

The securities are held directly by RFE V.  RFE Associates V, L.P. (“RFE Associates”) is the general partner of RFE V.  RFE Management Corp. (“RFE Management”) is an investment manager of RFE V.  Michael J. Foster, James A. Parsons, and Howard C. Landis are general partners of RFE Associates and officers and/or directors of RFE Management.  RFE V, RFE Associates, RFE Management, and Messrs. Foster, Parsons, and Landis are collectively referred to as the “Reporting Persons” in this Schedule 13G.

By making this filing, the Reporting Persons acknowledge that they may have been deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it or him, as the case may be.

Item 5. Ownership of 5 Percent or Less of a Class.  ☒

The Reporting Persons cease to beneficially own 5% or more of any class and hereby cease to be reporting persons under Section 13(d) of The Exchange Act.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

Each of the undersigned hereby agrees that this Amendment No. 3 to Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Metalico, Inc. has been filed on behalf of the undersigned.  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual  is true, complete and correct.

Dated:  May 10, 2007

RFE Investment Partners V, L.P.
RFE Associates V, L.P.
RFE Management Corp.

By:	/s/ Michael J. Foster
Michael J. Foster, as
General Partner or
Managing Member or as
Vice President for the
above-listed entities

Michael J. Foster*
James A. Parsons*
Howard C. Landis*

By:	/s/ Michael J. Foster
Michael J. Foster,
Individually and as
Attorney-in-fact for the
above-listed individuals

* - Such individual has previously executed a Power of Attorney authorizing the Attorney-in-fact power exercised above.  A copy of this Power of Attorney is on file with the Commission as an attachment to the Schedule 13G filed by the Reporting Persons with regard to the Issuer on January 31, 2006.